UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 01, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 September 2015
Exhibit No. 2	Director/PDMR Shareholding dated 03 September 2015
Exhibit No. 3	Final terms of issue of EUR100m 3 year FRNs dated 10 September 2015
Exhibit No. 4	Additional Listing dated 11 September 2015
Exhibit No. 5	Director/PDMR Shareholding dated 15 September 2015
Exhibit No. 6	Director/PDMR Shareholding dated 18 September 2015
Exhibit No. 7	Additional Listing dated 23 September 2015
Exhibit No. 8	Director/PDMR Shareholding dated 24 September 2015
Exhibit No. 9	Notice of Redemption of Notes dated 28 September 2015
Exhibit No. 10	Director/PDMR Shareholding dated 29 September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 01, 2015

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 01, 2015
By: /s/
Marie Smith
----------------------
Marie Smith
Assistant Secretary

Exhibit No. 1

1 September 2015

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 August 2015, Barclays PLC's issued share capital consists of 16,778,277,856 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,778,277,856) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

3 September 2015

Barclays PLC (the "Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

The trustee of the Barclays Group (PSP) Employees' Benefit Trust notified the Company on 2 September 2015 that on 2 September 2015 it had delivered ordinary shares of Barclays PLC with a nominal value of 25p each (the "Shares") to the Person Discharging Managerial Responsibilities ("PDMR") of the Company as set out in the table below.  The Shares are delivered in respect of Share Incentive (Holding Period) Awards made in 2015 (the remaining Shares, after tax liabilities1 were discharged, are now held in a nominee account on behalf of the individual);

The market price on the date the Shares were provided was £2.5202 pence per Share and the place of trading was the London Stock Exchange.

PDMR	Shares provided to PDMR	Shares deducted to cover tax liabilities1
A Sajed	48,377	24,092

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Candice Macdonald
+44 (0)20 7116 4943	+44 (0)207116 4755

1Tax liabilities on the Shares provided were met in cash and the number of Shares actually received was reduced by the value required to meet those tax liabilities.

Exhibit No. 3

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of €100,000,000 Floating Rate Notes due September 2018 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6418Y_-2015-9-10.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

11 September 2015

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 4,207,598 ordinary shares of 25 pence each in the Company (the Shares), at a price of 279.07 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of the interim dividend for the year ending 31 December 2015.  The Shares issued rank equally with existing issued ordinary shares.

Application has been made to the Financial Conduct Authority (FCA) for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading.  Dealings in the Shares are expected to commence on 14 September 2015.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do:

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

For further information, please contact:

Our Registrar, Equiniti:
0871 384 2055*
+44 121 415 7004

* Calls cost 8p per minute plus network extras.  Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.

Exhibit No. 5

           15 September 2015

Barclays PLC (the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces that following the payment of an interim dividend for the year ending 31 December 2015, the following PDMRs received ordinary shares with a nominal value of 25p each ("Shares") or American Depositary Shares ("ADS") in the Company under the Scrip Dividend Programme, as indicated below.

PDMR	Date of notice	Date of transaction	No. of Shares received	Share price	Balance of Shares
Diane de Saint Victor	15.09.2015	14.09.2015	9	£2.7907	21,568

PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of Shares*
Frits van Paasschen	15.09.2015	14.09.2015	2	$15.70	17,176

*This total shareholding includes holdings in Shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

The places of trading were the London Stock Exchange and the New York Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)20 3134 7744

Exhibit No. 6

18 September 2015

Barclays PLC (the "Company")

PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a)

Barclays Wealth Nominees Limited notified the Company on 17 September 2015 that on 17 September 2015 it sold ordinary shares of Barclays PLC with a nominal value of 25p each ("Shares") for the following Person Discharging Managerial Responsibilities ("PDMR") at a price of £2.609505 per Share:

PDMR	No. of Shares sold
Mike Roemer	68,898

The place of trading was the London Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)203 134 7744

Exhibit No. 7

23 September 2015

Barclays PLC -Block Listing

Barclays PLC (the' Company') announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the block listing of 75,000,000 Ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to trade on the London Stock Exchange and to be admitted to the Official List.

The Shares will be issued and allotted under the following share schemes:  Barclays Group Share Value Plan (50,000,000 Shares); Barclays Group Share Incentive Plan (10,000,000 Shares); and Barclays Group SAYE Share Option Scheme (15,000,000 Shares). When issued, the Shares will rank equally with the existing issued Shares of the Company.

Admission is expected to be effective on 24 September 2015.

Exhibit No. 8

24 September 2015

 Barclays PLC (the "Company")
Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR")

The Company was notified on 23 September 2015 that, on 22 September 2015, ordinary shares in the Company with a nominal value of 25p each (the "Shares") were purchased under a dividend reinvestment arrangement by the trustee of the Barclays Group Share Incentive Plan on behalf of the following PDMRs:

PDMR	No. of Shares received
Robert Le Blanc	1
Amer Sajed	1
Ashok Vaswani	21

The market price was £2.5815 and the place of trading was the London Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)203 134 7744

Exhibit No. 9

28 September 2015

BARCLAYS BANK PLC
£650,000,000 (Outstanding £135,286,000) 6.875 per cent. Undated Subordinated Notes
(the "Notes")

ISIN: XS0120327571

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 27 November 2015 (the "Redemption Date"), in accordance with Condition 4(b) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 27 November 2014 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or after, 30 November 2015.

Exhibit No. 10

29 September 2015

Barclays PLC (the "Company")
Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR")

The Company announces that on 28 September 2015 it was notified that an interim dividend for the year ending 31 December 2015 was reinvested in American Depositary Shares (ADS) by the trustee of the Barclays Global Sharepurchase Plan on behalf of Amer Sajed, a PDMR. The transaction took place on 23 September 2015.

The sixteen shares acquired are in the form of four ADSs each representing four ordinary shares of the Company with a nominal value of 25p each. The price paid per ADS was US $15.20490 and the place of trading was the New York Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)203 134 7744